Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

DRAGON VICTORY INTERNATIONAL LIMITED

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

TO BE HELD ON APRIL 29, 2020

The undersigned shareholder of Dragon Victory International Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of the Shareholders (the “Meeting”) and the Proxy Statement, each dated April 2, 2020, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on April 29, 2020, at 9:00 a.m., local time, at Hanshi Tower 22nd Floor, No. 1786 Binsheng Road, Binjiang District, Hangzhou, Zhejiang Province, China, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the Board of Directors to fix the remuneration of the directors;
7.	To approve and adopt the Company’s 2020 Performance Incentive Plan; and
8.	To approve, ratify and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2020, and to authorize the Board of Directors to fix their remuneration.

This proxy should be marked, dated, and signed by the shareholder exactly as his, her or its name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

☐ ↓ DETACH PROXY CARD HERE ↓
Mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.

	This Proxy Card must be received prior to the close of business on April 25, 2020, China Time	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 2:	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 3:	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 4:	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 5:	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 6:	To authorize the Board of Directors to fix the remuneration of the directors;	☐	☐	☐

PROPOSAL NO. 7:	To approve and adopt the Company’s 2020 Performance Incentive Plan; and	☐	☐	☐

PROPOSAL NO. 8:	To approve, ratify and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2020, and to authorize the Board of Directors to fix their remuneration.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on March 2, 2020. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity. Completed and duly executed Proxy Card shall be mailed to the Company at Hanshi Tower 22nd Floor, No. 1786 Binsheng Road, Binjiang District, Hangzhou, Zhejiang Province, China, prior to the close of business on April 25, 2020, China Time.

Share Owner signs here	Co-Owner signs here

Date: